EFACTOR GROUP CORP.

605 Market Street, Suite 600

San Francisco, California 94105

May 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mark P. Shuman

Re:

EFactor Group Corp.

Registration Statement on Form S-1

Filed November 27, 2013, as amended

File No. 333-192574

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EFactor Group Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, May 8, 2014, or as soon as practicable thereafter.

Please note that we acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marion Freijsen
Name: Marion Freijsen
Title: Chief Operating Officer